EXHIBIT 21

LIST OF SUBSIDIARIES

Subsidiary Name	State of Incorporation or Organization

Arkansas Western Gas Company	Arkansas
SEECO, Inc.	Arkansas
Southwestern Energy Production Company	Arkansas
Diamond "M" Production Company	Delaware
DeSoto Drilling, Inc.	Arkansas
Southwestern Midstream Services Company	Arkansas
Southwestern Energy Services Company	Arkansas
DeSoto Gas Gathering Company	Arkansas
A.W. Realty Company	Arkansas
Overton Partners, L.P.	Texas